UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ETHAN ALLEN INTERIORS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-11692	06-1275288
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 ETHAN ALLEN DRIVE, DANBURY, CONNECTICUT	06811
(Address of principal executive offices)	(Zip Code)

Eric D. Koster, Esq., Vice President, General Counsel and Secretary, 203-743-8508

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01 Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on our website at http://ethanallen.com/investors as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

ITEM 1.02 - Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

ITEM 2.01 - Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ethan Allen Interiors Inc.

(Registrant)

/s/ Eric D. Koster	May 29, 2015
By (Signature and Title)	(Date)
Eric D. Koster
Vice President, General Counsel & Secretary

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